Room 4561

November 27, 2006

Mr. Martin R. Wade
Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, California 91311

Re: **Broadcaster, Inc.**
         Registration Statement on Form SB-2 filed November 13, 2006
         File No. 333-138647

         Form 10-KSB for the year ended June 30, 2006
         File No. 0-15949

Dear Mr. Wade:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   We note that your latest balance sheet and statements of income and cash flow are as of and for the year ended June 30, 2006. Pursuant to Item 310(g) of Regulation S-B, your registration statement must include financial statements for the most recent interim period ended September 30, 2006. Please include appropriate financial statements and revise your disclosure as necessary.

Selling Shareholders, page 42

2.   Please advise us why the shares held by Michael Gardner as a beneficiary of the MBYI Liquidating Trust is not determinable. Further, please advise us of the purpose of the MBYI Liquidating Trust and whether it intends to distribute the shares to beneficiaries or intends to sell the shares on behalf of such beneficiaries and distribute the proceeds.

3.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

4.   Please confirm that no selling shareholder is a registered broker-dealer. Please further disclose whether any selling shareholder is an affiliate of a registered broker-dealer. If any selling shareholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

5.   It appears that the warrants held by your selling shareholders should be filed as exhibits to your registration statement. Please file such warrants or otherwise advise. Further, please disclose how such selling shareholders acquired their warrants as well as the material terms of such warrants.

Undertakings, page II-3

6.   Please note that Item 512 of Regulation S-B has recently been amended. Please review and include all necessary undertakings pursuant to Item 512.

Exhibit 5.1

7.   We note that 166,250 shares of common stock being registered for resale remain subject to issuance upon exercise of outstanding warrants. Accordingly, please have counsel provide an opinion separately specifying the legality of such shares upon their issuance.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Michael D. Harris
        Harris Cramer LLP
        1555 Palm Beach Lakes Boulevard, Suite 310
        West Palm Beach, Florida 33401
        Telephone: (561) 689-4441
        Facsimile: (561) 659-0701